May 30, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Russell Mancuso

Re:	KBL Merger Corp. IV
Registration Statement on Form S-1(File No. 333-217475)
Filed April 26, 2017, as amended

Dear Mr. Mancuso:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other several underwriters, hereby joins in the request of KBL Merger Corp. IV that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. EDT on Thursday, June 1, 2017, or as soon as thereafter practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, approximately 400 copies of the Preliminary Prospectus dated May 26, 2017 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

LADENBURG THALMANN & CO. INC.

By:	/s/ Steven Kaplan
Name: Steven Kaplan
Title: Head of Capital Markets

B. RILEY & CO., LLC

By:	/s/ Steve Reiner
Name: Steve Reiner
Title: Managing Director

FBR CAPITAL MARKETS & CO.

By:	/s/ Patrice McNicoll
Name: Patrice McNicoll
Title: Co-Head of Capital Markets

I-BANKERS SECURITIES INC.

By:	/s/ Shelley Leonard
Name: Shelley Leonard
Title: President

cc:	Holland & Knight LLP
Ellenoff Grossman & Schole LLP